UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA and Grupo Yoli successfully merge their bottling operations

Mexico City, Mexico – May 24, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world, and Grupo Yoli, S.A. de C.V. (“Grupo Yoli”) and its shareholders announce the successful merger of Grupo Yoli with Coca-Cola FEMSA.

As a result of the merger, GrupoYoli’s shareholders will receiveapproximately 42.4 million KOF series L shares.

Through this transaction, Coca-Cola FEMSA became the owner of an additional 10.14% stake in Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”), a participant in the Mexican sugar industry.

“We are pleased to announce the successful merger of Grupo Yoli with Coca-Cola FEMSA.This territory is completely contiguous to our existing franchise in Mexico and presents an interesting single-serve and sparkling beverage mix in its portfolio. In addition, through this transaction, we increase our stake in PIASAto more than 37 percent. Going forward, our joint operation will certainly benefit from the potential synergies that our teams have identified. We would like to thank everybody involved in this transaction for their efforts to close this important merger, and especially our new partner—with whom we share an aligned vision—for thetrust they place in our company,” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

Coca-Cola FEMSA will start integrating the results of GrupoYoli as of June, 2013.

Proyectos Financieros Especializados, S.C. (Profit) and Creel, García-Cuéllar, Aiza y Enríquez acted as exclusive financial and legal advisors, respectively, to Grupo Yoli on this transaction.

Deloitte Galaz, Yamazaki, Ruiz Urquiza, S.C. and Raz Guzmán Abogados acted as financial and legal advisors, respectively, to Coca-Cola FEMSA on this transaction.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as the south and northeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 62 bottling facilities and serves 317 million consumers through close to 2,700,000 retailers with more than 100,000 employees worldwide.

May 24, 2013	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: May 24, 2013